UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

OFFICIAL PAYMENTS HOLDINGS, INC.

(Name of the Company)

Common Stock, $0.01 par value per share

(Title and Class of Securities)

67623R106

(CUSIP Number)

Dennis P. Byrnes, Esq.

Executive Vice President, Chief Administrative Officer,

General Counsel and Secretary

ACI Worldwide, Inc.

6060 Coventry Drive

Elkhorn, Nebraska 68022

Telephone: (402) 778-2183

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Robert A. Profusek, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

Telephone: (212) 326-3939

September 23, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON ACI Worldwide, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,813,032*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,813,032*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,813,032*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.83%** (See Items 4 and 5)
14	TYPE OF REPORTING PERSON CO

*	As of the date hereof, includes 1,799,321 OPAY Shares (as defined below) over which Giant Investment, LLC (a fund managed by Parthenon Investors II L.P.) has voting and dispositive power and which are subject to the Stockholder Agreement (as defined below).
**	As of September 23, 2013, there were 16,738,772 OPAY Shares outstanding.

1	NAME OF REPORTING PERSON Olympic Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,813,032*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,813,032*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,813,032*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.83%** (See Items 4 and 5)
14	TYPE OF REPORTING PERSON CO

*	As of the date hereof, includes 1,799,321 OPAY Shares (as defined below) over which Giant Investment, LLC (a fund managed by Parthenon Investors II L.P.) has voting and dispositive power and which are subject to the Stockholder Agreement (as defined below).
**	As of September 23, 2013, there were 16,738,772 OPAY Shares outstanding.

Item 1.	Security and OPAY

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Official Payments Holdings, Inc., a Delaware corporation (“OPAY”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive offices of OPAY are located at 3550 Engineering Drive, Suite 400, Norcross, Georgia 30092.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly on behalf of ACI Worldwide, Inc., a Delaware corporation (“ACI”), and Olympic Acquisition Corp., a Delaware corporation (“Merger Sub”) (ACI and Merger Sub, collectively, the “Reporting Persons”). The address of the principal business and principal office of each of the Reporting Persons is 3520 Kraft Road, Suite 300, Naples, Florida 34105. The telephone number of each of the Reporting Persons is (239) 403-4600.

ACI powers electronic payments and banking for more than 1,650 financial institutions, retailers and processors around the world. Merger Sub is an indirect wholly owned subsidiary of ACI, and was recently incorporated for the purpose of acquiring all of the issued and outstanding shares of the Common Stock of OPAY (the “OPAY Shares”), and consummating the transactions contemplated by the Merger Agreement (defined below in Item 4) and, to date, has engaged and is expected to engage in no other activities other than those incidental to the Offer (defined below in Item 4), the Merger (defined below in Item 4) and the Merger Agreement. Until immediately prior to the time Merger Sub purchases OPAY Shares pursuant to the Offer, it is not anticipated that Merger Sub will have any significant assets or liabilities.

The name, business address, present principal occupation or employment and citizenship of each executive officer and director and each controlling person of ACI and Merger Sub are set forth on Annex A attached hereto.

During the last five years, neither ACI nor Merger Sub, and to the best knowledge of each of ACI and Merger Sub, none of the persons on Annex A, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated October 2, 2013, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to, and subject to the terms and conditions contained in, the Stockholder Agreements described in Item 4 of this Schedule 13D, the Reporting Persons may be deemed to have acquired beneficial ownership of the OPAY Shares by virtue of the execution of the Stockholder Agreement (as defined in Item 4 below) by ACI, Merger Sub, OPAY and a stockholder of OPAY. No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Merger Agreement (as defined in Item 4 below) or the execution of the Stockholder Agreement.

The consideration used by the Reporting Persons to finance the Offer (as defined below) is cash on hand. The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

On September 23, 2013, ACI, Merger Sub and OPAY entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the acquisition of OPAY by ACI. The board of directors of OPAY has unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including each of the Offer

(as defined below) and the Merger (as defined below), in accordance with the requirements of Delaware law and (ii) resolved to recommend that the stockholders of OPAY accept the Offer and tender their OPAY Shares to Merger Sub pursuant to the Offer. The boards of directors of ACI and Merger Sub have approved and declared advisable the Merger Agreement, the Offer, the Merger and the transactions contemplated thereby in accordance with the requirements of Delaware law.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, ACI has agreed to cause Merger Sub to commence a tender offer (the “Offer”) as promptly as practicable after September 23, 2013, but in any event no later than October 4, 2013, for all of the OPAY Shares, at a purchase price of $8.35 per OPAY Share in cash, without interest, less any applicable withholding taxes (the “Offer Price”). The obligation of ACI and Merger Sub to consummate the Offer is subject to the condition that there be validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration date of the Offer that number of OPAY Shares that constitutes a majority of all of the OPAY Shares outstanding and entitled to vote in the election of directors, on a fully diluted basis on the date of purchase (which assumes conversion or exercise of all derivative securities of OPAY, regardless of the conversion or exercise price or other terms and conditions of such securities). The consummation of the Offer is also subject to the satisfaction of other customary conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in accordance with the terms of the Merger Agreement and the absence of a material adverse effect with respect to OPAY. The consummation of the Offer is not subject to any financing condition.

Following the completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into OPAY (the “Merger”), with OPAY surviving as a wholly owned subsidiary of ACI. At the effective time of the Merger, each OPAY Share issued and outstanding immediately prior to such effective time (other than OPAY Shares that are held by any stockholders who properly demand appraisal in connection with the Merger) will cease to be issued and outstanding, will be cancelled, will cease to exist and (other than OPAY Shares that are held by ACI, Merger Sub or any subsidiary of ACI, Merger Sub or OPAY, or that are held by OPAY in its treasury) will be converted into the right to receive the Offer Price.

Immediately following the consummation of the Offer, ACI and Merger Sub will complete the Merger through the procedures available under Section 251(h) of the General Corporation Law of the State of Delaware.

The Merger Agreement contains representations, warranties and covenants customary for a transaction of this nature.

OPAY may terminate the Merger Agreement under certain circumstances, including in the event (i) OPAY receives a bona fide written inquiry, offer or proposal relating to the acquisition of 50% or more of the OPAY Shares or the assets of OPAY (including the securities of OPAY’s subsidiary) that the board of directors of OPAY determines in good faith, after consultation with a financial advisor and legal counsel, and considering all legal, financial, regulatory, fiduciary and other aspects of such inquiry, proposal or offer and the Merger Agreement, that such inquiry, proposal or offer would, if consummated, result in a transaction more favorable to OPAY’s stockholders than the transactions provided for in the Merger Agreement (a “Superior Proposal”) and (ii) the board of directors of OPAY determines in good faith (after consultation with legal counsel) that the termination of the Merger Agreement is reasonably necessary for the members of the board of directors of OPAY to comply with their fiduciary duties to OPAY’s shareholders under applicable law. Such termination is subject to the conditions that OPAY has otherwise complied with certain terms of the Merger Agreement, including notice by OPAY to ACI of the Superior Proposal, the opportunity of ACI to revise the terms of the Merger Agreement, the consideration by the board of directors of OPAY in good faith of any proposed changes to the Merger Agreement and the payment of a $5,200,000 termination fee to ACI.

In connection with the execution and delivery of the Merger Agreement, ACI and Merger Sub entered into a Stockholder Agreement (the “Stockholder Agreement”) with a fund affiliated with Parthenon Capital Partners (“Parthenon”), which directly owned approximately 10.7% of the fully diluted OPAY Shares as of September 23, 2013. Pursuant to the Stockholder Agreement, Parthenon has agreed (i) on the terms and subject to the conditions set forth in the Stockholder Agreement, among other things, to tender in the Offer the OPAY Shares beneficially owned by it immediately following commencement of the Offer and (ii) to take certain actions in support of the transactions contemplated by the Merger Agreement, to vote all the OPAY Shares that Parthenon beneficially owns at the time of such vote, at any annual, special or adjourned meeting of the OPAY stockholders (a) in favor of adoption of the Merger Agreement and for the approval of the Merger and the other transactions contemplated thereby and (b) against (1) any alternative acquisition proposal made by a third party and (2) any action or agreement that would result in a breach in any respect of any covenant, agreement, representation or warranty of OPAY under the Merger Agreement.

The foregoing summaries of (i) the Merger Agreement and the transactions contemplated thereby and (ii) the Stockholder Agreement and the transactions contemplated thereby, in each case, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement and the Stockholder Agreement furnished herewith as Exhibits 2 and 3, respectively, which are incorporated herein by reference. Factual disclosures about the Reporting Persons and OPAY or any of their respective affiliates contained in this Schedule 13D or in their respective public reports filed with the U.S. Securities and Exchange Commission (“SEC”), as applicable, may supplement, update or modify the factual disclosures about the Reporting Persons and OPAY or any of their respective affiliates contained in the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about ACI, Merger Sub or OPAY, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by disclosure schedules delivered in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

The purpose of the transactions described above is for ACI, through Merger Sub, to acquire control of, and the entire equity interest in, OPAY. Upon consummation of the Merger, OPAY will become a wholly owned subsidiary of ACI, the OPAY Shares will cease to be freely traded or listed, OPAY common stock will be de-registered under the Exchange Act and ACI will control the board of directors of OPAY and will make such other changes in the charter, bylaws, capitalization, management and business of OPAY as set forth in the Merger Agreement and/or as may be appropriate in its judgment (subject to certain limitations).

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, ACI and Merger Sub do not have any current plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of OPAY

(a) As a result of the Stockholder Agreement, as of September 23, 2013, the Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”), to share with Parthenon the power to vote or direct the voting or disposition of 1,799,321 OPAY Shares, and thus, for purposes of Rule 13d-3, the Reporting Persons may be deemed to be the beneficial owners of the 1,799,321 OPAY Shares. In addition, the Reporting Persons beneficially own 13,711 OPAY Shares. Accordingly, in the aggregate, the Reporting Persons beneficially own 1,813,032 OPAY Shares, representing 10.83% of the OPAY Shares on a fully diluted basis as of September 23, 2013.

See the foregoing descriptions of the Merger Agreement and Stockholder Agreement set forth in Item 4, which are incorporated herein by reference.

(b) Number of shares as to which such person has:

Sole power to vote or to direct the vote: See Row 7 of cover page for each Reporting Person.

Shared power to vote or to direct the vote: See Row 8 of cover page for each Reporting Person.

Sole power to dispose or to direct the disposition of: See Row 9 of cover page for each Reporting Person.

Shared power to dispose or to direct the disposition of: See Row 10 of cover page for each Reporting Person.

See the foregoing description of the Stockholder Agreement set forth in Item 4, which is incorporated herein by reference.

(c) Except for the Merger Agreement and the Stockholder Agreement described above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto, have effected any transactions in the OPAY Shares during the past 60 days.

(d) Except for the Merger Agreement and the Stockholder Agreement described above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of OPAY reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with respect to Securities of OPAY

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement and the Stockholder Agreement described above, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any person listed on Annex A hereto, and any person with respect to the securities of OPAY, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement, dated October 2, 2013, by and between ACI Worldwide, Inc. and Olympic Acquisition Corp.

2	Agreement and Plan of Merger, dated September 23, 2013, by and among ACI Worldwide, Inc., Olympic Acquisition Corp. and Official Payments Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on September 23, 2013).

3	Stockholder Agreement, dated September 23, 2013, by and among ACI Worldwide, Inc., Olympic Acquisition Corp. and Giant Investment, LLC (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on September 23, 2013).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2013

ACI WORLDWIDE, INC.

By: Name: Title:	/s/ Craig A. Maki Craig A. Maki Executive Vice President, Chief Development Officer and Treasurer

OLYMPIC ACQUISITION CORP.

By: Name: Title:	/s/ Craig A. Maki Craig A. Maki Vice President, Secretary and Treasurer

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF ACI WORLDWIDE, INC.

The name and present principal occupation of each director and executive officer of ACI are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is c/o ACI, 3520 Kraft Road, Suite 300, Naples, Florida 34105. Unless otherwise indicated below, the current business telephone of each director and executive officer is (239) 403-4600. Each of the directors and executive officers of ACI Worldwide, Inc. is a citizen of the United States of America.

DIRECTORS

Name	Age	Present Principal Occupation
John D. Curtis	73	Director of ACI Worldwide, Inc. since 2003; Senior Vice President, General Counsel and Corporate Secretary of The Warranty Group, Inc.

Philip G. Heasley	64	Director of ACI Worldwide, Inc. since 2005; President and Chief Executive Officer of ACI Worldwide, Inc.

James C. McGroddy	76	Director of ACI Worldwide, Inc. since 2008; self-employed consultant.

Harlan F. Seymour	63	Chairman of the Board of Directors of ACI Worldwide, Inc. since 2002; sole owner of HFS, LLC.

John M. Shay, Jr.	66	Director of ACI Worldwide, Inc. since 2006; President and owner of Fairway Consulting LLC.

John E. Stokely	60	Director of ACI Worldwide, Inc. since 2003; President of JES, Inc.

Jan H. Suwinski	71	Director of ACI Worldwide, Inc. since 2007; Clinical Professor of Management and Operations at the Samuel Curtis Johnson Graduate School of Management at Cornell University in Ithaca, New York.

EXECUTIVE OFFICERS

Name	Age	Present Principal Occupation
Philip G. Heasley	64	President and Chief Executive Officer of ACI Worldwide, Inc.; Director of ACI Worldwide, Inc. since 2005.

Scott W. Behrens	41	Executive Vice President, Chief Financial Officer and Chief Accounting Officer of ACI Worldwide, Inc.; Vice President and Assistant Treasurer of Olympic Acquisition Corp.

Dennis P. Byrnes	50	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of ACI Worldwide, Inc.; Director of Olympic Acquisition Corp.; President of Olympic Acquisition Corp.

Charles H. Linberg	54	Vice President and Chief Technology Officer of ACI Worldwide, Inc.

Craig A. Maki	47	Executive Vice President, Chief Development Officer and Treasurer of ACI Worldwide, Inc.; Director of Olympic Acquisition Corp.; Vice President, Secretary and Treasurer of Olympic Acquisition Corp.

David N. Morem	56	Executive Vice President, Customer Management of ACI Worldwide, Inc.

DIRECTORS AND EXECUTIVE OFFICERS OF OLYMPIC ACQUISITION CORP.

The name and present principal occupation of each director and executive officer of Merger Sub are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is c/o ACI, 3520 Kraft Road, Suite 300, Naples, Florida 34105. Unless otherwise indicated below, the current business telephone of each director and executive officer is (239) 403-4600. Each of the directors and executive officers of Merger Sub is a citizen of the United States of America.

DIRECTORS

Name	Age	Present Principal Occupation
Dennis P. Byrnes	50	Director of Olympic Acquisition Corp.; President of Olympic Acquisition Corp.; Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of ACI Worldwide, Inc.

Craig A. Maki	47	Director of Olympic Acquisition Corp.; Vice President, Secretary and Treasurer of Olympic Acquisition Corp.; Executive Vice President, Chief Development Officer and Treasurer of ACI Worldwide, Inc.

EXECUTIVE OFFICERS

Name	Age	Present Principal Occupation
Scott W. Behrens	41	Vice President and Assistant Treasurer of Olympic Acquisition Corp.; Executive Vice President, Chief Financial Officer and Chief Accounting Officer of ACI Worldwide, Inc.

Dennis P. Byrnes	50	President of Olympic Acquisition Corp.; Director of Olympic Acquisition Corp.; Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of ACI Worldwide, Inc.

Craig A. Maki	47	Vice President, Secretary and Treasurer of Olympic Acquisition Corp.; Director of Olympic Acquisition Corp.; Executive Vice President, Chief Development Officer and Treasurer of ACI Worldwide, Inc.